FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the period from November 27, 2002 to December 2, 2002

Metallica Resources Inc.

(Translation of registrant’s name into English)

36 Toronto Street, Suite 1000

Toronto, Ontario M5C 2C5  Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _________           No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALLICA RESOURCES INC.

By: /s/ Bradley J. Blacketor

Name: Bradley J. Blacketor

Title: Chief Financial Officer

Dated:  December 2, 2002

The following attached documents are filed under this Form 6-K:

Attachment A:

Confirmation of Mailing to Shareholders of Third Quarter Report for the Nine Months Ended September 30, 2002.

Attachment A:

November 28, 2002

Dear Sir or Madam:

RE: METALLICA RESOURCES INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on November 27, 2002.

Third Quarter Report for the Nine months ended September 30, 2002

Yours Truly,

EQUITY TRANSFER SERVICES INC

“Luisa Roberto”

Per:  Luisa Roberto

Senior Officer, Client Services

SUITE 420

120 Adelaide Street West

TORONTO, ONTARIO M5H 4C3

TELEPHONE (416) 361-0152

FAX: (416) 361-0470

EMAIL: info@equitytransfer.com